09045392

SEC Mail Processing Section

FEB 2 0 2009

Washington, DC 101

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

February 03, 2009

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **February 03rd, 2009** regarding the publication of preliminary figures for the financial year 2008 (**"WashTec publishes preliminary figures for the 2008 financial year"**). The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitt

p.o. Florian Fitter

PROCESSED
MAR 9 2009
THOMSON REUTERS

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Commercial Register Augsburg

Press release

WashTec publishes preliminary figures for the 2008 financial year

Augsburg, 03 February, 2009 – Based on preliminary figures the WashTec Group generated revenues of EUR 285.1 million in the financial year 2008, resulting in a growth rate of 1.9% compared to EUR 279.7 million in 2007. In the fourth quarter 2008 revenues were as expected with EUR 72.8 million 8.5% below the very strong last quarter of the prior year (EUR 79.6 million).

Preliminary earnings before interest and taxes (EBIT) amounted to EUR 29.4 million (2007: EUR 28.9 million), resulting in an increase of 1.7%. The 2008 EBIT margin remained stable at 10.3% even though 2007 EBIT-margin had included positive non-recurring effects of EUR 0.6 million.

The Groups tax quota for the financial year 2008 will be negatively impacted by a write off of capitalized losses carry forwards in the USA. Since in 2008 the market situation in the USA has already been negatively impacted by the financial and economic crisis, currently no deferred tax assets are accounted for in the US balance sheet.

The WashTec Group's net financial liabilities to banks (bank debt minus cash) were reduced by EUR 7.0 million to EUR 39.0 million despite the 2008 acquisition and the share buy-back program. As of December 31, 2008, the company has repurchased a total of 1,223,030 treasury shares at an average price of EUR 7.69 and now holds approx. 8.1% of its treasury shares.

Last year's results confirm the companies' expectations as published in connection with the third quarter results. With the acquisition of AUWA-Chemie as well as the successful expansion of the Financial Services and Wesurent business, WashTec has further strengthened its position as the leading full service provider in 2008. Numerous innovations were revealed at the *automechanika* trade fair. The start of sourcing activities in China and additional efficiency projects form the platform for further improvements of the cost structures.

Current wash figures show that the car wash business itself remains stable and profitable. However, due to the overall negative economic development, the company expects a delay of investments by certain customer groups, especially car dealers and individual operators, resulting in a decline in machine sales for 2009. Service and Chemicals as well as the business with major customers are expected to develop more positively. However, due to the short order to delivery range of the order backlog, no general trend for the entire year 2009 can be made.

Based on the current market situation the company has already pro-actively implemented measures to adapt its cost structures. With its leading position in terms of market share, innovation and profitability, the WashTec Group is well positioned to realize its strategic goals.

Preliminary Key Financial Figures (EUR m):

	2008	**2007**
Revenues	285.1	279.7
EBITDA	37.1	36.0
EBIT	29.4	28.9
Net bank debt as of Dec. 31	39.0	46.0

The publication of the complete consolidated financial statements for the 2008 financial year is scheduled for 31 March, 2009.

WashTec AG, Argonstr. 7, 86153 Augsburg

ISIN: DE0007507501

Listing: Regulated market in Frankfurt (Prime Standard);

Regulated unofficial market in Berlin, Bremen, Düsseldorf, Munich and Stuttgart

Contact:

WashTec AG — fon +49 (0) 821-5584-1134

Karoline Kalb — E-Mail kkalb@washtec.de

END